GlobalFoundries Announces Pricing of Public Secondary Offering and Concurrent Share Repurchase

MALTA, N.Y., March 11, 2026 – GlobalFoundries (Nasdaq: GFS) (GF) today announced the pricing of a secondary public offering of 20,000,000 ordinary shares to the public at a price to the public of $42.00 per share and $300 million of ordinary shares to be repurchased by GF, as described below. All of the shares in the offering are being offered by Mubadala Technology Investment Company (the “Selling Shareholder”). The Selling Shareholder is a wholly owned subsidiary of Mubadala Investment Company PJSC (which, together with its affiliates, is GF’s largest shareholder). The Selling Shareholder has also granted the underwriters a 30-day option to purchase up to an additional 3,000,000 of GF’s ordinary shares (equal to 15% of the initial ordinary shares being sold to the public) at the public offering price minus underwriting discounts and commissions. The offering is expected to close on March 13, 2026, subject to customary closing conditions.

GF is not selling any ordinary shares in the offering and will not receive any proceeds from the sale of the shares being offered by the Selling Shareholder.

GF has agreed to concurrently repurchase from the underwriters $300 million of the Selling Shareholder’s ordinary shares at a price per share equal to the price paid by the underwriters in the offering (the “Share Repurchase”). The Share Repurchase will be executed as part of the $500 million share repurchase authorization approved by the Board of Directors of GF in February 2026. GF intends to fund the Share Repurchase with cash on its balance sheet. GF expects the closing of the Share Repurchase to occur substantially simultaneously with the closing of the offering. The closing of the Share Repurchase is conditioned on the closing of the offering. The closing of the offering is not conditioned on the closing of the Share Repurchase. The Share Repurchase is not contingent on any exercise of the underwriters’ option to purchase additional shares in the offering, and any such exercise will not have any impact on the amount or price of the Share Repurchase. The underwriters are not receiving any discount or commission with respect to the ordinary shares being repurchased by GF pursuant to the Share Repurchase.

J.P. Morgan and Morgan Stanley are acting as lead book-running managers for the offering. BofA Securities, Citigroup and Goldman Sachs & Co. LLC are acting as active book-running managers for the offering. BNP Paribas, Evercore ISI and UBS Investment Bank are acting as additional book-running managers for the offering. Baird, Needham & Company, Raymond James, Wedbush Securities and Wolfe Capital Markets and Advisory are acting as co-managers for the offering.

The offering of these securities is being made only by means of a prospectus. A registration statement relating to these securities has been filed with the Securities and Exchange Commission (the “SEC”) and has become effective. A preliminary prospectus supplement and accompanying prospectus relating to the offering has been filed, and a final prospectus supplement and accompanying prospectus relating to the offering will be filed with the SEC. Copies of the final prospectus supplement and the accompanying prospectus relating to this offering may be obtained from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or by email at prospectus@morganstanley.com or by accessing the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About GlobalFoundries
GF is a leading manufacturer of essential semiconductors the world relies on to live, work and connect. We innovate and partner with customers to deliver more power-efficient, high-performance products for the automotive, smart mobile devices, internet of things, communications infrastructure and other high-growth markets. With our global manufacturing footprint spanning the U.S., Europe and Asia, GF is a trusted and reliable source for customers around the world. Every day, our talented, global team delivers results with an unwavering focus on security, longevity and sustainability.

©GlobalFoundries Inc., GF, GlobalFoundries, the GF logos and other GF marks are trademarks of GlobalFoundries Inc. or its subsidiaries. All other trademarks are the property of their respective owners.

Forward-Looking Statements
This press release includes “forward-looking statements” that reflect our current expectations and views of future events. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and include but are not limited to, statements regarding the expected completion of the offering and the Share Repurchase. These statements are based on current expectations, assumptions, estimates, forecasts, projections and limited information available at the time they are made. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall,” “outlook,” “on track,” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a broad variety of risks and uncertainties, both known and unknown including regarding market conditions, our business and the Selling Shareholder. Any inaccuracy in our assumptions and estimates could affect the realization of the expectations or forecasts in these forward-looking statements. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made and should not be construed as statements of fact. Except to the extent required by federal securities laws, we undertake no obligation to update any information or any forward-looking statements as a result of new information, subsequent events, or any other circumstances after the date hereof, or to reflect the occurrence of unanticipated events. For a discussion of potential risks and uncertainties, please refer to the risk factors and cautionary statements in our 2025 Annual Report on Form 20-F, current reports on Form 6-K and other reports filed with the Securities and Exchange Commission. Copies of our SEC filings are available on our Investor Relations website, investors.gf.com, or from the SEC website, www.sec.gov.

Investor Contact:                                     Media Contact:
ir@gf.com                              erica.mcgill@globalfoundries.com